China Xuefeng Environmental Engineering Inc.
229 Tongda Avenue
Economic and Technological Development Zone,
Suqian, Jiangsu Province
People's Republic of China

December 27, 2016

VIA EDGAR

John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         China Xuefeng Environmental Engineering Inc.
Form 10-K for the Year Ended May 31, 2016
Filed August 30, 2016
Form 10-Q for the Quarter Ended August 31, 2016
Filed October 17, 2016
Form 10-K/A for Fiscal Year Ended May 31, 2015
Filed November 15, 2016
File No. 333-175483

Dear Mr. Cash:

We are in receipt of your comment letters dated November 23, 2016 and December 12, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

Form 10-K for the Year Ended May 31, 2016

Item 8 – Financial Statements and Supplementary Data, Page 33

Statement of Cash Flows, Page 40

1.
We note your response to comment 2 in our letter dated October 31, 2016. To the extent you are required to return the security deposits you receive from customers under operating lease agreements, it is not clear to us how you determined it is appropriate to present the receipt of such amounts as cash flows from operating activities. Although it is appropriate to present the receipt of rental payments as cash flows from operating activities, it appears to us it would be more appropriate to present the receipt and return of security deposits as cash flows from financing activities.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we will present the receipt and return of security deposits as cash flows from financing activities for our future filings.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Page 73

2.
In your response to comment 6 in our letter dated October 31, 2016, you disclose that since January 4, 2016 Mr. Yuan Li has had written authorization agreements from 72 shareholders of the company and he has decision making power on their behalf such that he has total voting ownership interest of 50.31%. Please amend your filing to correct Mr. Yuan Li's beneficial ownership interest under Item 12. In addition, please include a risk factor related to Mr. Yuan Li's controlling interest or explain why a risk factor is not necessary. Refer to Rule 13d-3 of the Exchange Act.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to reflect that Mr. Yuan has a total voting ownership interest of 50.31%. In addition, we respectfully include an additional risk factor relating to Mr. Yuan's controlling interest on page 5 of the amended 10-K.

Form 10-K/A for the Year Ended May 31, 2016

Item 9A – Controls and Procedures, Page 14

3.
We note your response to comment 3 in our letter dated October 31, 2016 and your revised disclosures in Item 9A in your Form 10-K/A. As previously requested and as required, please amend your filing to clearly state management's conclusion, as noted in your response letter, that your internal control over financial reporting was not effective as of May 31, 2016. Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we amend our disclosures in Item 9A to clearly state management's conclusion that our internal control over financial reporting was not effective as of May 31, 2016.

General

4.
We note your response to comment 7 in our letter dated October 31, 2016. We remind you that, in addition to pro forma financial information, you were also required to provide historical financial statements of Linyi Xuefeng on Form 8-K/A on or before October 18, 2016. Refer to Rule 3-05 of Regulation S-X.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we plan to provide historical financial statements of Linyi Xuefeng on Form 8-K/A.

Form 10-Q for the Period Ended August 31, 2016

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, Page 14

5.	Based on your response to comment 6 in our letter dated October 31, 2016, please address the following:

•
Since common control was established by Mr. Yuan Li on January 4, 2016, explain how you determined it is appropriate to include Linyi Xuefeng in your financial statements prior to that date based on the provisions of ASC 805-30;

•	Confirm and clarify that the "net asset balance" of Linyi Xuefeng you refer to represents Linyi Xuefeng's cost basis in their assets as determined under US GAAP; and

•
Tell us and revise future filings to clarify the specific nature of the assets you acquired from Linyi Xuefeng, including when and how the assets were acquired by Linyi Xuefeng, and provide all the disclosures required by ASC 250-10-50-6 and ASC 805-50-50.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that:

1)
Since January 4, 2016, Mr. Yuan has had an agreement with 72 shareholders giving him investing and dispositive power with resepct to the shares held by them. The shares held by Mr. Yuan, along with the shares he controls under this agreement, gave him control of 50.31% of the outstanding shares of the Company.  Prior to this date, Mr. Yuan Li had a similar agreement, which was enter into in April 2013 with 19 shareholders giving him effective control of 50.24% of the outstanding shares of the Company. Since Mr. Yuan effectively had control of over 50% of the outstanding shares of the Company since 2013, the Company believed the restatement of the prior year comparative statements was proper.

2)	Linyi Xuefeng's net assets were recorded at cost with no adjustments made subsequent to their acquisition under U.S. GAAP.

3)
The breakdown of the assets acquired from Linyi Xufeng as of May 31, 2016 are shown in the table below. Fixed assets are mainly comprised of machinery, building and building improvements. Linyi Xuefeng was incorporated under the laws of the PRC by Mr. Li Yuan in June 2013. Linyi Xuefeng purchased and started construction of city pollution garbage processing plant during the year ended May 31, 2014 by using funds from capital contributions, shareholder loans and government subsidies. These assets were all reflected as their original costs.

In our future filings, we will include the following disclosure in footnotes to the financial statements regarding Linyi Xuefeng:
ORGANIZATION
Linyi Xuefeng was officially approved and incorporated under the laws of the People's Republic of China ("PRC") in June 2013. Mr. Yuan Li was the sole owner since inception. Linyi Xuefeng is constructing a garbage processing plant which is planned to commerce operations in 2017. The only non-operating revenue was a subsidy received from the government for the city pollution garbage processing plant construction.
BASIS OF ACCOUNTING AND PRESENTATION
The acquisition of Linyi Xuefeng was treated as a combination of entities under common as Mr. Li Yuan was the chief executive officer, a major shareholder and had voting control of both companies. An acquisition of an entity under common control is treated similar to a "pooling of interest." Accordingly, the financial statements of the Company has been restated and include the historical balances of Linyi Xuefeng as if the acquisition occurred on the first day of the earliest period presented.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Mengyi "Jason" Ye of Ortoli Rosenstadt LLP at jye@ortolirosenstadt.com or (212) 829-8955.

          China Xuefeng Environmental Engineering Inc.

          By: /s/ Li Yuan
          Name: Li Yuan
          Title: President & Chief Executive Officer